National Security Life and Annuity Company

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

April 17, 2014

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: National Security Variable Account N

NScore Lite III Individual Variable Annuity

Post-Effective Amendment No. 6

File Nos. 811-10619 & 333-164068

Dear Ms. Roberts:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on April 2, 2014. Registrant filed the Post-Effective Amendment with the Commission on February 24, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) contemporaneously with nine other post-effective amendments (collectively, along with the Post-Effective Amendment, the “filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Product filing	40 Act File No.	33 Act File No.

NScore Premier, Post-Effective Amendment No. 16	811-10619	333-125856
NScore Value, Post-Effective Amendment No. 14	811-10619	333-131513
NScore Xtra, Post-Effective Amendment No. 23	811-10619	333-76350
NScore Lite, Post-Effective Amendment No. 23	811-10619	333-76352
NScore Lite II, Post-Effective Amendment No. 8	811-10619	333-156428
NScore Xtra II, Post-Effective Amendment No. 6	811-10619	333-164074
NScore Premier II, Post-Effective Amendment No. 6	811-10619	333-164071
NScore Flex, Post-Effective Amendment No. 6	811-10619	333-164072
NScore Wrap, Post-Effective Amendment No. 6	811-10619	333-164076

1. Fee Table (p.8) – Fee Table – Because the fees (M&E and rider) are being changed for new purchasers only, and existing owners will still have old fees, either incorporate the pre-May 1 fees into the chart or create a separate chart for pre-May 1. Please include in the body of the prospectus and nor in an appendix to it.

Response: For NScore Lite III, which includes a change to the M&E and changes to certain rider fees, Registrant will include two Fee Tables (including maximum contractowner expenses and expense examples) in the body of the prospectus: one for on or after May 1, 2014 and one for prior to May 1, 2014. A copy of the two Fee Tables are included in this letter as Appendix A.

For the other NScore products which only have changes to certain rider fees, and not increases in M&E, the distinct rider fees will be included in the existing Fee Table and not as footnotes. Since the maximum contractowner expenses and the expense examples are based on the maximum rider charges and will not be different for pre-May 1, 2014, Registrant feels it is not necessary to create separate Fee Tables. An example of this disclosure, (the Fee Table for NScore Premier II) is included in this letter as Appendix B.

2. Fee Table (p.12) – Please confirm that the maximum and minimum fund expenses will be updated for the year ended December 31, 2013.

Response: The Registrant confirms that the fund expenses have been updated for the year ended December 31, 2013.

3. Optional Asset Allocation Models (p.19) – Please delete the disclosure regarding the GMIB Plus with Annual Reset (2008) in those prospectuses that do not have the rider in the Fee Table.

Response: The requested change has been made.

4. GLWB Plus (p. 51) – Please confirm whether the word “Plus” should have been deleted in the sentence regarding withdrawing your RMD under the rider.

Response: The Registrant has corrected the typographical error and added “Plus” back into the relevant sentence.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Senior Associate Counsel

Appendix A

Fee Table

(for contracts and riders applied for on or after May 1, 2014)

The following tables describe the fees and expenses you will pay when buying, owning and surrendering the contract. The first table describes the fees and expenses you will pay when you buy the contract, surrender the contract, or transfer cash value between investment options (Funds). State premium taxes may also be deducted if applicable.

Contract Owner Transaction Expenses	Years	Charge
Surrender Charge (a percentage of your total purchase payments minus all previous withdrawals)(1)	1st	8%
	2nd	7%
	3rd	6%
	4th	6%
	5th and later	0%
Transfer Fee (currently no charge for the first 12 transfers each contract year)		$10
Premium Tax (charged upon annuitization, surrender or when assessed)	0.0% to 5.0% depending on state law

The next table describes the fees and expenses you will pay periodically while you own the contract, not including Fund fees and expenses.

Annual Contract Fee (no fee if your Contract Value exceeds $50,000)	$30

Separate Account Annual Expenses (as a percentage of average account value unless otherwise indicated)

Mortality and Expense Risk Charge	1.45%
Account Expense Charge	0.25%
Total Separate Account Annual Expenses (without optional added benefits)	1.70%

Optional Rider Expenses (Some of the optional riders are mutually exclusive. See the individual discussion of each rider later in the prospectus for details on the riders and the amounts upon which charges are based.)

Annual Stepped-Up Death Benefit	0.25% of the optional death benefit amounts
Premium Protection or Joint Premium Protection death benefit at issue ages through 70	0.10% of the optional death benefit amount (current and maximum charge)
Premium Protection or Joint Premium Protection death benefit at issue ages 71-75	0.25% of the optional death benefit amount (current and maximum charge)
GLWB Preferred I.S. (currently 1.00%)	2.00% of the GLWB Base (maximum charge)
Joint GLWB Preferred I.S. (currently 1.30%)	2.50% of the GLWB Base (maximum charge)
GLWB Plus (currently 1.05%)	2.00% of the GLWB Base (maximum charge)
Joint GLWB Plus (currently 1.35%)	2.40% of the GLWB Base (maximum charge)
GPP (2012) (currently 0.45%)	0.90% of your average annual guaranteed principal amount (maximum charge)

Summary of Maximum Contract Expenses (expenses you would pay if you elected all non-exclusive optional benefits currently available under the contract and the most expensive of mutually exclusive optional benefits)

Mortality and Expense Risk Charge	1.45%
Account Expense Charge	0.25%
Subtotal	1.70%
Joint Premium Protection death benefit at issue ages 71-75	0.25%
Joint GLWB Preferred I.S.	2.50%
Maximum Possible Total Separate Account Expenses:	4.45%(2)

____________

(1) The percentage varies with the number of years from purchase payments to which values relate. See the “Surrender Charge” provision for additional information. The surrender charge may also be called a Contingent Deferred Sales Charge.

(2) Assumes average account value, Contract Value and all bases upon which rider charges are based are equal. If such amounts are not equal, then total charges may be higher or lower. Note that certain riders are mutually exclusive. The following shows which riders you may not have at the same time:

If you have this rider	you cannot have this rider
GPP (2012)	Any GLWB
One of the GMDB riders	Any other GMDB rider
GLWB Plus or Joint GLWB Plus	Any other rider except the annual stepped-up death benefit or Premium Protection,
GLWB Preferred I.S. or Joint GLWB Preferred I.S.	Any other rider except the annual stepped-up death benefit or Premium Protection

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time you own the contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

	Minimum without waivers	Maximum without waivers
Total Annual Fund Operating Expenses as of December 31, 2013 (expenses deducted from Fund assets, including management fees, distribution (12b-1) fees and other Fund operating expenses)(1)	0.36%	2.88%

________

(1)Some of the Funds available are structured as “fund of funds.” A fund of funds is a mutual fund that invests primarily in a portfolio of other mutual funds. The expenses shown above include the total fees and expenses of the fund of funds, including the acquired fund fees and expenses of such fund of funds.

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Fund fees and expenses. The Examples do not reflect the deduction of premium taxes, typically charged upon annuitization, surrender, or when assessed. If the premium taxes were reflected, the charges would be higher.

The following Example assumes you invest $10,000 in the contract for the periods indicated. The Example also assumes your investment has a 5% return each year and assumes the maximum fees and expenses of the most expensive available Fund assuming no waivers. The Example assumes you have selected all the available optional benefits based on their mutual exclusivity and maximum cost and the costs for those benefits are based on Contract Values or the rider base amounts specified above for a contract experiencing the assumed annual investment return of 5%. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,485	$2,966	$4,265	$9,766

(2) If you annuitize at the end of the applicable period, or if you do not surrender your contract:

1 year	3 years	5 years	10 years
$763	$2,421	$4,265	$9,766

The following Example assumes you invest $10,000 in the contract for the periods indicated. The Example also assumes your investment has a 5% return each year and assumes the minimum fees and expenses of the available Funds assuming no waivers. The Example assumes you have selected all the available optional benefits based on their mutual exclusivity and maximum cost and the costs for those benefits are based on Contract Values or the rider base amounts specified above for a contract experiencing the assumed annual investment return of 5%. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,231	$2,204	$3,001	$7,267

(2) If you annuitize at the end of the applicable period, or if you do not surrender your contract:

1 year	3 years	5 years	10 years
$511	$1,663	$3,001	$7,267

Fee Table

(for contracts and riders applied for prior to May 1, 2014)

The following tables describe the fees and expenses you will pay when buying, owning and surrendering the contract. The first table describes the fees and expenses you will pay when you buy the contract, surrender the contract, or transfer cash value between investment options (Funds). State premium taxes may also be deducted if applicable.

Contract Owner Transaction Expenses	Years	Charge
Surrender Charge (a percentage of your total purchase payments minus all previous withdrawals)(1)	1st	8%
	2nd	7%
	3rd	6%
	4th	6%
	5th and later	0%
Transfer Fee (currently no charge for the first 12 transfers each contract year)		$10
Premium Tax (charged upon annuitization, surrender or when assessed)	0.0% to 5.0% depending on state law

The next table describes the fees and expenses you will pay periodically while you own the contract, not including Fund fees and expenses.

Annual Contract Fee (no fee if your Contract Value exceeds $50,000)	$30

Separate Account Annual Expenses (as a percentage of average account value unless otherwise indicated)

Mortality and Expense Risk Charge	1.40%
Account Expense Charge	0.25%
Total Separate Account Annual Expenses (without optional added benefits)	1.65%

Optional Rider Expenses (Some of the optional riders are mutually exclusive. See the individual discussion of each rider later in the prospectus for details on the riders and the amounts upon which charges are based. Some of the optional riders, marked with an * below, are not currently offered. Please see the footnotes below.)

Annual Stepped-Up Death Benefit	0.25% of the optional death benefit amounts
Premium Protection or Joint Premium Protection death benefit at issue ages through 70	0.10% of the optional death benefit amount (current and maximum charge)
Premium Protection or Joint Premium Protection death benefit at issue ages 71-75	0.25% of the optional death benefit amount (current and maximum charge)
Premium Protection Plus or Joint Premium Protection Plus death benefit(2)* (currently 0.45%)	0.90% of the optional death benefit amount (maximum charge)

GLWB Preferred I.S. (currently 1.00%)	2.00% of the GLWB Base (maximum charge)
Joint GLWB Preferred I.S. (currently 1.30%)	2.50% of the GLWB Base (maximum charge)
GLWB Plus (currently 0.95%)	2.00% of the GLWB Base (maximum charge)
Joint GLWB Plus (currently 1.20%)	2.40% of the GLWB Base (maximum charge)
GPP (2012) (currently 0.45%)	0.90% of your average annual guaranteed principal amount (maximum charge)
GMIB Plus with Annual Reset (2009) (2)* (currently 0.95%)	1.50% of the guaranteed income base (maximum charge)
GPP(2) *	0.55% of your average annual guaranteed principal amount

Summary of Maximum Contract Expenses (expenses you would pay if you elected all non-exclusive optional benefits currently available under the contract and the most expensive of mutually exclusive optional benefits)

Mortality and Expense Risk Charge	1.40%
Account Expense Charge	0.25%
Subtotal	1.65%
Joint Premium Protection death benefit at issue ages 71-75	0.25%
Joint GLWB Preferred I.S.	2.50%
Maximum Possible Total Separate Account Expenses:	4.40%(3)

____________

(1) The percentage varies with the number of years from purchase payments to which values relate. See the “Surrender Charge” provision for additional information. The surrender charge may also be called a Contingent Deferred Sales Charge.

(2) No longer available for purchase.

(3) Assumes average account value, Contract Value and all bases upon which rider charges are based are equal. If such amounts are not equal, then total charges may be higher or lower. Note that certain riders are mutually exclusive. The following shows which riders you may not have at the same time:

If you have this rider	you cannot have this rider
GPP or GPP (2012)	Any GLWB
One of the GMDB riders	Any other GMDB rider
GLWB Plus or Joint GLWB Plus	Any other rider except the annual stepped-up death benefit, Premium Protection, Premium Protection Plus, deferral credit or 8 year GPP with GLWB
GLWB Preferred I.S. or Joint GLWB Preferred I.S.	Any other rider except the annual stepped-up death benefit or Premium Protection

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time you own the contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

	Minimum without waivers	Maximum without waivers
Total Annual Fund Operating Expenses as of December 31, 2013 (expenses deducted from Fund assets, including management fees, distribution (12b-1) fees and other Fund operating expenses)(1)	0.36%	2.88%

________

(1)Some of the Funds available are structured as “fund of funds.” A fund of funds is a mutual fund that invests primarily in a portfolio of other mutual funds. The expenses shown above include the total fees and expenses of the fund of funds, including the acquired fund fees and expenses of such fund of funds.

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Fund fees and expenses. The Examples do not reflect the deduction of premium taxes, typically charged upon annuitization, surrender, or when assessed. If the premium taxes were reflected, the charges would be higher.

The following Example assumes you invest $10,000 in the contract for the periods indicated. The Example also assumes your investment has a 5% return each year and assumes the maximum fees and expenses of the most expensive available Fund assuming no waivers. The Example assumes you have selected all the available optional benefits based on their mutual exclusivity and maximum cost and the costs for those benefits are based on Contract Values or the rider base amounts specified above for a contract experiencing the assumed annual investment return of 5%. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,480	$2,951	$4,241	$9,722

(2) If you annuitize at the end of the applicable period, or if you do not surrender your contract:

1 year	3 years	5 years	10 years
$758	$2,406	$4,241	$9,722

The following Example assumes you invest $10,000 in the contract for the periods indicated. The Example also assumes your investment has a 5% return each year and assumes the minimum fees and expenses of the available Funds assuming no waivers. The Example assumes you have selected all the available optional benefits based on their mutual exclusivity and maximum cost and the costs for those benefits are based on Contract Values or the rider base amounts specified above for a contract experiencing the assumed annual investment return of 5%. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,226	$2,188	$2,975	$7,211

(2) If you annuitize at the end of the applicable period, or if you do not surrender your contract:

1 year	3 years	5 years	10 years
$506	$1,648	$2,975	$7,211

Appendix B

Fee Table

The following tables describe the fees and expenses you will pay when buying, owning and surrendering the contract. The first table describes the fees and expenses you will pay when you buy the contract, surrender the contract, or transfer cash value between investment options (Funds). State premium taxes may also be deducted if applicable.

Contract Owner Transaction Expenses	Years	Charge
Surrender Charge (a percentage of your total purchase payments minus all previous withdrawals)(1)	1st	7%
	2nd	7%
	3rd	6%
	4th	5%
	5th	4%
	6th	3%
	7th	2%
	8th and later	0%
Transfer Fee (currently no charge for the first 12 transfers each contract year)		$10
Premium Tax (charged upon annuitization, surrender or when assessed)	0.0% to 5.0% depending on state law

The next table describes the fees and expenses you will pay periodically while you own the contract, not including Fund fees and expenses.

Annual Contract Fee (no fee if your Contract Value exceeds $50,000)	$30

Separate Account Annual Expenses (as a percentage of average account value unless otherwise indicated)

Mortality and Expense Risk Charge	1.10%
Account Expense Charge	0.25%
Total Separate Account Annual Expenses (without optional added benefits)	1.35%

Optional Rider Expenses (Some of the optional riders are mutually exclusive. See the individual discussion of each rider later in the prospectus for details on the riders and the amounts upon which charges are based. Some of the optional riders, marked with an * below, are not currently offered. Please see the footnotes below.)

Annual Stepped-Up Death Benefit	0.25% of the optional death benefit amounts
Premium Protection or Joint Premium Protection death benefit at issue ages through 70	0.10% of the optional death benefit amount (current and maximum charge)
Premium Protection or Joint Premium Protection death benefit at issue ages 71-75	0.25% of the optional death benefit amount (current and maximum charge)
Premium Protection Plus or Joint Premium Protection Plus death benefit(2)* (currently 0.45%)	0.90% of the optional death benefit amount (maximum charge)
GLWB Preferred I.S. (currently 1.00%)	2.00% of the GLWB Base (maximum charge)
Joint GLWB Preferred I.S. (currently 1.30%)	2.50% of the GLWB Base (maximum charge)
GLWB Plus (applied for on or after May 1, 2014: currently 1.05%) (applied for before May 1, 2014: currently 0.95%)	2.00% of the GLWB Base (maximum charge)
Joint GLWB Plus (applied for on or after May 1, 2014: currently 1.35%) (applied for before May 1, 2014: currently 1.20%)	2.40% of the GLWB Base (maximum charge)
GPP (2012) (currently 0.45%)	0.90% of your average annual guaranteed principal amount (maximum charge)

GMIB Plus with Annual Reset (2009) (2)* (currently 0.95%)	1.50% of the guaranteed income base (maximum charge)
GPP(2) *	0.55% of your average annual guaranteed principal amount

Summary of Maximum Contract Expenses (expenses you would pay if you elected all non-exclusive optional benefits currently available under the contract and the most expensive of mutually exclusive optional benefits)

Mortality and Expense Risk Charge	1.10%
Account Expense Charge	0.25%
Subtotal	1.35%
Joint Premium Protection death benefit at issue ages 71-75	0.25%
Joint GLWB Preferred I.S.	2.50%
Maximum Possible Total Separate Account Expenses:	4.10%(3)

____________

(1) The percentage varies with the number of years from purchase payments to which values relate. See the “Surrender Charge” provision for additional information. The surrender charge may also be called a Contingent Deferred Sales Charge.

(2) No longer available for purchase.

(3) Assumes average account value, Contract Value and all bases upon which rider charges are based are equal. If such amounts are not equal, then total charges may be higher or lower. Note that certain riders are mutually exclusive. The following shows which riders you may not have at the same time:

If you have this rider	you cannot have this rider
GPP or GPP (2012)	Any GLWB
One of the GMDB riders	Any other GMDB rider
GLWB Plus or Joint GLWB Plus	Any other rider except the annual stepped-up death benefit, Premium Protection, Premium Protection Plus, deferral credit or 8 year GPP with GLWB
GLWB Preferred I.S. or Joint GLWB Preferred I.S.	Any other rider except the annual stepped-up death benefit or Premium Protection

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time you own the contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

	Minimum without waivers	Maximum without waivers
Total Annual Fund Operating Expenses as of December 31, 2013 (expenses deducted from Fund assets, including management fees, distribution (12b-1) fees and other Fund operating expenses)(1)	0.36%	2.88%

________

(1)Some of the Funds available are structured as “fund of funds.” A fund of funds is a mutual fund that invests primarily in a portfolio of other mutual funds. The expenses shown above include the total fees and expenses of the fund of funds, including the acquired fund fees and expenses of such fund of funds.

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Fund fees and expenses. The Examples do not reflect the deduction of premium taxes, typically charged upon annuitization, surrender, or when assessed. If the premium taxes were reflected, the charges would be higher.

The following Example assumes you invest $10,000 in the contract for the periods indicated. The Example also assumes your investment has a 5% return each year and assumes the maximum fees and expenses of the most expensive available Fund assuming no waivers. The Example assumes you have selected all the available optional benefits based on their mutual exclusivity and maximum cost and the costs for those benefits are based on Contract Values or the rider base amounts specified above for a contract experiencing the assumed annual investment return of 5%. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,360	$2,863	$4,462	$9,453

(2) If you annuitize at the end of the applicable period, or if you do not surrender your contract:

1 year	3 years	5 years	10 years
$728	$2,318	$4,097	$9,453

The following Example assumes you invest $10,000 in the contract for the periods indicated. The Example also assumes your investment has a 5% return each year and assumes the minimum fees and expenses of the available Funds assuming no waivers. The Example assumes you have selected all the available optional benefits based on their mutual exclusivity and maximum cost and the costs for those benefits are based on Contract Values or the rider base amounts specified above for a contract experiencing the assumed annual investment return of 5%. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,106	$2,095	$3,176	$6,871

(2) If you annuitize at the end of the applicable period, or if you do not surrender your contract:

1 year	3 years	5 years	10 years
$476	$1,555	$2,816	$6,871